October 15, 1996



Dear Manor Care, Inc. Stockholder:

          I am pleased to inform you that the Board of Directors of Manor Care, Inc. ("Manor Care") has approved a distribution to our stockholders of all the outstanding shares of common stock of Choice Hotels Holdings, Inc. ("Choice"). The stock distribution will be made on November 1, 1996, to holders of record of Manor Care common stock on October 10, 1996. You will receive one share of Choice common stock for every share of Manor Care common stock you hold on the record date.

          As a result of the distribution of Choice common stock to Manor Care shareholders, you will own shares in two separate and very different companies. Manor Care will be a pure health care company focused on inpatient skilled nursing and rehabilitation, assisted living, institutional pharmacy and home health care. Choice will concentrate on franchising, man-aging and developing hotels and other travel-related businesses.

          Your Board of Directors and management believe that the separation of the lodging and health care businesses into two public corporations via the distribution of Choice common stock will improve capital-raising efficiency as both debt and equity investors will be better able to assess the different risk profiles and operating characteristics of both businesses. The distribution will give Choice direct access to capital mar-kets and will permit it to raise funds on the basis of its own operating profile and credit fundamentals. Similarly, Manor Care's cost to obtain financing following the distribution will be representative of the operating profile and credit fundamen-tals of a health care company. In addition, the Board of Directors and management believe that the distribution will improve strategic freedom and focus at both Choice and Manor Care.










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            The enclosed Information Statement explains the proposed
distribution in detail and provides financial and other important information regarding Choice. We urge you to read it carefully. Holders of Manor Care common stock are not required to take any action to participate in the distribution as a stockholder vote is not required in connection with this matter.

                                          Sincerely,


                                          Stewart Bainum, Jr.
                                          Chairman of the Board and
                                          Chief Executive Officer